UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☑

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DISCLOSURE OF DIRECTOR AND OFFICER CHANGES

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”) hereby furnishes the Commission with copies of the following information relating to director and officer changes. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On June 6, 2019, the Company informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange (the “Exchanges”) that the Board of Directors of the Company has, at their meeting held on June 6, 2019, approved the following, subject to approval of the shareholders:

1.

Re-appointment of Mr. Rishad A. Premji as Whole-Time Director for a period of 5 years with effect from July 31, 2019 to July 30, 2024 (designated as Executive Chairman by the Board of Directors of the Company).

2.

Appointment of Mr. Azim H. Premji as Non-Executive Director for a period of 5 years with effect from July 31, 2019 to July 30, 2024 and conferred him with the title of Founder Chairman of the Company. Mr. Azim H Premji will retire from his current position as Executive Chairman and Managing Director effective July 30, 2019.

3.

Re-designated and appointed Mr. Abidali Z. Neemuchwala as Managing Director of the Company with effect from July 31, 2019 till the end of his current term, in addition to his existing position as Chief Executive Officer of the Company.

A copy of the letter to the Exchanges is attached hereto as Exhibit 99.1.

INDEX TO EXHIBITS

Item

99.1	Letter to the Exchanges dated June 6, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ Jatin Pravinchandra Dalal

Jatin Pravinchandra Dalal

Chief Financial Officer

Dated: June 7, 2019